_________________
                     Dillon Investors, L.P.
                 _______________________________
                21 East State Street    Suite 1410
                    Columbus, Ohio 43215-4228



October 13, 1994


The Board of Directors
Citadel Holdings Corporation
600 North Brand Boulevard
Glendale, California

Gentleman:

The undersigned, Dillon Investors, L.P. is the record owner of 647,000 shares of common stock of Citadel Holdings Corporation ("Citadel").

The undersigned respectfully requests that the Board of Directors promptly call the 1994 annual stockholders' meeting, which did not occur on the third Thursday in May as called for in Article II, Section 2 of the company By-Laws. The date of such annual meeting should be set so as to enable all stockholders adequate time to consider all business to be brought before the annual meeting.

The undersigned respectfully requests a response in the form of a press release to the following questions and comment:

1) In light of the restructuring of Fidelity Federal Bank ("Restructuring"), is Citadel still registered with the OTS as a Savings and Loan Holding Company, and if yes, why?

2)  Given the Restructuring, what is the current business strategy for Citadel?

3) What action is necessary for a pro rata distribution of the Fidelity Federal Bank shares currently held by Citadel, to be made to the stockholders of Citadel?

4) My opinion is that a dissolution and liquidation of the assets of Citadel is the best strategy to maximize the value to the stockholders of their holdings of Citadel shares now that the restructuring has been completed.

Very truly yours,

DILLON INVESTORS, L.P.


By: /s/ Roderick H. Dillon, Jr., CFA
    Roderick H. Dillon, Jr., CFA
    Its:  General Partner